CUSIP NO. 0001063167	Page 1 of 16 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

INSURANCE MANAGEMENT SOLUTIONS GROUP, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

001063167
(CUSIP Number)

February 14, 2002
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

CUSIP NO. 0001063167	Page 2 of 16 Pages

(1)	NAME OF REPORTING PERSON Bankers Insurance Group, Inc.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

(5)	SOLE VOTING POWER 0

(6)	SHARED VOTING POWER 8,349,884

(7)	SOLE DISPOSITIVE POWER
NUMBER OF	0
SHARES
BENEFICIALLY	(8)	SHARED DISPOSITIVE POWER
OWNED BY	8,349,884
EACH
REPORTING	(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
PERSON WITH	REPORTING PERSON 8,349,884

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 65.2%

(12)	TYPE OF REPORTING PERSON CO

CUSIP NO. 0001063167	Page 3 of 16 Pages

(1)	NAME OF REPORTING PERSON Bankers Insurance Company

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

(5)	SOLE VOTING POWER 0

(6)	SHARED VOTING POWER 3,528,455

(7)	SOLE DISPOSITIVE POWER
NUMBER OF	0
SHARES
BENEFICIALLY	(8)	SHARED DISPOSITIVE POWER
OWNED BY	3,528,455
EACH
REPORTING	(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
PERSON WITH	REPORTING PERSON 3,528,455

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.6%

(12)	TYPE OF REPORTING PERSON CO

CUSIP NO. 0001063167	Page 4 of 16 Pages

(1)	NAME OF REPORTING PERSON Bankers Financial Corporation

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

(5)	SOLE VOTING POWER 0

(6)	SHARED VOTING POWER 8,349,884

(7)	SOLE DISPOSITIVE POWER
NUMBER OF	0
SHARES
BENEFICIALLY	(8)	SHARED DISPOSITIVE POWER
OWNED BY	8,349,884
EACH
REPORTING	(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
PERSON WITH	REPORTING PERSON 8,349,884

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 65.2%

(12)	TYPE OF REPORTING PERSON CO

CUSIP NO. 0001063167	Page 5 of 16 Pages

(1)	NAME OF REPORTING PERSON Bankers International Financial Corporation

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

(5)	SOLE VOTING POWER 0

(6)	SHARED VOTING POWER 8,349,884

(7)	SOLE DISPOSITIVE POWER
NUMBER OF	0
SHARES
BENEFICIALLY	(8)	SHARED DISPOSITIVE POWER
OWNED BY	8,349,884
EACH
REPORTING	(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
PERSON WITH	REPORTING PERSON 8,349,884

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 65.2%

(12)	TYPE OF REPORTING PERSON CO

CUSIP NO. 0001063167	Page 6 of 16 Pages

(1)	NAME OF REPORTING PERSON Bankers International Financial Corporation, Ltd.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

(5)	SOLE VOTING POWER 0

(6)	SHARED VOTING POWER 8,349,884

(7)	SOLE DISPOSITIVE POWER
NUMBER OF	0
SHARES
BENEFICIALLY	(8)	SHARED DISPOSITIVE POWER
OWNED BY	8,349,884
EACH
REPORTING	(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
PERSON WITH	REPORTING PERSON 8,349,884

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 65.2%

(12)	TYPE OF REPORTING PERSON CO

CUSIP NO. 0001063167	Page 7 of 16 Pages

(1)	NAME OF REPORTING PERSON Bankers International Financial Corporation II Trust

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

(5)	SOLE VOTING POWER 0

(6)	SHARED VOTING POWER 8,349,884

(7)	SOLE DISPOSITIVE POWER
NUMBER OF	0
SHARES
BENEFICIALLY	(8)	SHARED DISPOSITIVE POWER
OWNED BY	8,349,884
EACH
REPORTING	(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
PERSON WITH	REPORTING PERSON 8,349,884

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 65.2%

(12)	TYPE OF REPORTING PERSON OO

CUSIP NO. 0001063167	Page 8 of 16 Pages

(1)	NAME OF REPORTING PERSON Bankers Security Insurance Company

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

(5)	SOLE VOTING POWER 0

(6)	SHARED VOTING POWER 4,821,429

(7)	SOLE DISPOSITIVE POWER
NUMBER OF	0
SHARES
BENEFICIALLY	(8)	SHARED DISPOSITIVE POWER
OWNED BY	4,821,429
EACH
REPORTING	(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
PERSON WITH	REPORTING PERSON 4,821,429

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 37.7%

(12)	TYPE OF REPORTING PERSON CO

CUSIP NO. 0001063167	Page 9 of 16 Pages

Item 1(a) Name of Issuer:

     Insurance Management Solutions Group, Inc.

Item 1(b) Address of Issuer’s Principal Office:

     360 Central Avenue
     St. Petersburg, Florida 33701

Item 2(a) Name of Person Filing:

     This statement is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated under Section 13 of the Securities Exchange Act of 1934, as amended: (i) Bankers Insurance Group, Inc., a Florida corporation (“BIG”); (ii) Bankers Insurance Company, a Florida corporation and wholly-owned subsidiary of BIG (“BIC”), as a direct beneficial owner of Common Stock; (iii) Bankers Security Insurance Company, a Florida corporation and wholly-owned subsidiary of BIG and BIC (“BSIC”), as a direct beneficial owner of Common Stock; (iv) Bankers Financial Corporation (“BFC”), Bankers International Financial Corporation (“BIFC”) and Bankers International Financial Corporation, Ltd. (“BIFC Ltd.”), all of which are Florida corporations, except BIFC, Ltd., which is a Cayman Islands corporation, as the direct, indirect and ultimate parent corporations, respectively, of BIG; and (v) Bankers International Financial Corporation II Trust (“BIFC Trust”), a discretionary charitable trust which owns all of the outstanding shares of BIFC Ltd. Information with respect to each of the reporting persons is given solely by such reporting person, and no reporting person assumes responsibility for the accuracy or completeness of information provided by another reporting person. By their signatures on this statement, each of the reporting persons agrees that this statement is filed on behalf of such reporting person.

Item 2(b) Address of Principal Business Office or, if none, Residence:

Bankers Insurance Group, Inc.	360 Central Avenue
Bankers Insurance Company	St. Petersburg, FL 33701
Bankers Financial Corporation
Bankers International Financial Corporation
Bankers Security Insurance Company

Bankers International Financial Corporation, Ltd.	Ansbacher House
Bankers International Financial Corporation II Trust	Jeanette Street P.O. Box 887 George Town, Grand Cayman British West Indies

CUSIP NO. 0001063167	Page 10 of 16 Pages

Item 2(c) Citizenship:

     See Item 2(a).

Item 2(d) Title of Class of Securities:

     Common Stock.

Item 2(e) CUSIP Number:

     0001063167

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     Not applicable.

Item 4. Ownership

     See cover pages. By virtue of the relationships between BIG and BIC and BSIC and BFC, BIFC, BIFC Ltd. and BIFC Trust, each of such entities may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by BIC and BSIC, which represent an aggregate of 8,349,884 shares of the Issuer’s Common Stock, or approximately 65.2% of the outstanding Common Stock.

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not applicable.

Item 8. Identification and Classification of Members of the Group

     See item 2(a) and attached Exhibit 1.

CUSIP NO. 0001063167	Page 11 of 16 Pages

Item 9. Notice of Dissolution of Group

     Not applicable.

Item 10. Certification

     Not applicable.

CUSIP NO. 0001063167	Page 12 of 16 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2002

BANKERS INSURANCE GROUP, INC.

	By:	/s/ Robert G. Southey

Name: Robert G. Southey Title: Secretary

BANKERS INSURANCE COMPANY

	By:	/s/ Robert G. Southey

Name: Robert G. Southey Title: Secretary

BANKERS SECURITY INSURANCE COMPANY

	By:	/s/ Robert G. Southey

Name: Robert G. Southey Title: Secretary

BANKERS FINANCIAL CORPORATION

	By:	/s/ David B. Snyder

Name: David B. Snyder Title: Secretary

BANKERS INTERNATIONAL FINANCIAL CORPORATION

	By:	/s/ David B. Snyder

Name: David B. Snyder Title: Secretary

CUSIP NO. 0001063167	Page 13 of 16 Pages

BANKERS INTERNATIONAL FINANCIAL CORPORATION, LTD.

By:	/s/ David K. Meehan

Name: David K. Meehan
Title: Attorney-in-fact under power dated 2/8/99

BANKERS INTERNATIONAL FINANCIAL CORPORATION II TRUST

By:	/s/ David K. Meehan

Name: David K. Meehan Title: Attorney-in-fact under power dated 2/8/99

CUSIP NO. 0001063167	Page 14 of 16 Pages

Exhibits

1	Agreement of Joint Filing, dated February 18, 2002, among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bankers Financial Corporation, Bankers International Financial Corporation, Bankers International Financial Corporation, Ltd., and Bankers International Financial Corporation II Trust.

2	Powers of Attorney dated February 8, 1999 for each of Bankers International Financial Corporation, Bankers International Financial Corporation, Ltd. and Bankers International Financial Corporation II Trust.*

*	Filed with earlier-filed Schedule 13G.